Salt Funds Trust
20 West 22nd Street, Suite 906
New York, New York 10010

March 1, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Salt Funds Trust (the “Trust”)
File Nos. 333-228903, 811-23406
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on March 1, 2019

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective at 3:00 p.m., Eastern time, on Friday, March 1, 2019, or as soon as practical thereafter.

In connection with this request, Compass Distributors, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Michael D. Barolsky at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Salt Funds Trust	Compass Distributors, LLC

/s/ Alfred Eskandar	/s/ Mark Fairbanks
Alfred Eskandar	Mark Fairbanks
Chairman	Vice President